ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 31, 2017

Justin Hebenstreit
(415) 315-2344
justin.hebenstreit@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Deborah D. Skeens, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 94

Dear Ms. Skeens:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on the Trust’s Post-Effective Amendment No. 94 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on December 2, 2016 in connection with the annual update of the Trust’s Registration Statement for all of its series (each, a “Fund” and together, the “Funds”) as well as to register Class T shares of Fund and Class R6 shares of the AllianzGI Short Duration High Income Fund. We received your oral comments regarding the 485(a) Amendment via telephone on January 11, 2017. Summaries of your comments and the Trust’s responses are set forth below. Comments 3 through 19, 21 through 29 and 38 of this letter were reiterated from our previous annual update letter to the Staff dated January 27, 2016 and are denoted herein with an asterisk (“*”). With respect to such comments, the Trust has largely reiterated in substance the responses given to the Staff previously. To the extent applicable, the responses below are reflected in Post-Effective Amendment No. 97 (the “485(b) Amendment”) to the Trust’s Registration Statement, which filed on January 31, 2017, pursuant to Rule 485(b) under the Securities Act.

General

1.	Comment: Please include in the 485(b) Amendment all information that had been omitted from or placed in brackets in the 485(a) Amendment.

Response: The Trust confirms that the 485(b) Amendment includes all information that had been omitted from or placed in brackets in the 485(a) Amendment.

2.	Comment: Please confirm supplementally that all EDGAR series identifiers, class identifiers and ticker symbols will be updated as necessary in the 485(b) Amendment.

Response: The Trust confirms that the 485(b) Amendment includes all applicable updates to EDGAR series identifiers, class identifiers and ticker symbols.

Prospectus

Principal Investment Strategies and Principal Risks

3.	*Comment: The Staff notes that many of the Funds’ Annual Fund Operating Expenses tables include a footnote that states: “Under the Expense Limitation Agreement, the Manager may recoup waived or reimbursed amounts for three years, provided total expenses, including such recoupment, do not exceed the annual expense limit in effect at the time of such waiver or reimbursement.” Please revise this language in view of the accounting guidelines discussed in the 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73) (the “Audit Risk Alert”), which state that recapture provisions in an investment adviser’s expense limitation agreement should be limited to the lesser of (1) the expense cap in effect at the time of the waiver and (2) the expense cap in effect at the time of recapture.

*Response: The Trust confirms that each applicable Fund’s expense recoupments are applied in accordance with the guidance set forth in the Audit Risk Alert. The Trust notes further that the referenced footnotes accurately describe the related expense limitation agreements and so respectfully submits that the requested change is unnecessary. The Trust will continually monitor amounts subject to recoupment against both the original expense cap in effect at the time the expenses were waived and/or reimbursed, as well as against the current expense cap.

4.	*Comment: The Staff notes that disclosure in certain Fund Summaries states that the applicable Fund will invest in “equity securities and equity-related instruments.” Please define “equity securities” and “equity-related instruments” in each applicable Fund Summary and describe “equity securities” and “equity-related instruments” in more detail in each applicable Fund’s corresponding Item 9 disclosure.

*Response: The Trust has reviewed disclosure in each applicable Fund Summary and believes that current disclosure adequately describes the Funds’ principal investment strategies, is helpful to investors and compliant with Item 4 of Form N-1A. The Trust notes that equity securities are currently defined and described in detail in the section titled “Characteristics and Risks of Securities and Investment Techniques—Common Stocks and Other Equity Securities.” This disclosure is unchanged in the 485(b) Amendment. The Trust notes further that, for each Fund that invests in equity-related instruments as a principal investment strategy, the following disclosure appears in its Item 9 disclosure: “Equity-related instruments are securities and other instruments, including derivatives such as equity-linked securities, whose investment results are intended to correspond generally to the performance of one or more specified equity securities or of a specified equity index or analogous ‘basket’ of equity securities.” The

Trust believes most investors are at least sufficiently generally aware of what “equity securities” are, such that omitting a detailed description of this term from Item 4 and Item 9 disclosure is appropriate, given that a detailed description of this term can be found elsewhere in the Prospectus, as mentioned above. In contrast, the Trust understands that many investors may not be as familiar with what an “equity-related instrument” is, and so has included (and will include in the 485(b) Amendment) a definition of this term in the applicable Funds’ Item 9 disclosure.

5.	*Comment: The Staff notes that the section of the Prospectus titled “Summary of Principal Risks—Derivatives Risk” includes robust disclosure describing the Funds’ use of derivatives. The Staff notes, further, that the “Principal Investment Strategies” sections of many Fund Summaries state that the Funds may invest in certain types of derivatives. A representative example of such disclosure is included in the “Principal Investment Strategies” section of the Fund Summary of the AllianzGI Global Sustainability Fund, which states: “In addition to common stocks and other equity securities (such as preferred stocks, convertible securities and warrants) and equity-related instruments, the Fund may invest in securities issued in initial public offerings (“IPOs”). The Fund may also utilize foreign currency exchange contracts, options, stock index futures contracts, warrants and other derivative instruments.” For each Fund with disclosure permitting the use of derivatives, please revise disclosure to include the specific purpose of such derivative investments, tailored for each Fund that discloses the ability to invest in derivatives. Additionally, please confirm supplementally that the Trust has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., former General Counsel of the Investment Company Institute.

*Response: The Trust believes the Prospectus and Statement of Additional Information (“SAI”) contain adequate disclosure relating to the Funds’ use of derivatives. Current disclosure in the section of the Prospectus titled “Characteristics and Risks of Securities and Investment Techniques–Derivatives” states:

Derivatives may be used for a variety of reasons, including for risk management, for leverage and to indirectly gain exposure to other types of investments. For example, a Fund may use derivative instruments (such as securities swaps) to indirectly participate in the securities market of a country from which a Fund would otherwise be precluded for lack of an established securities custody and safekeeping system or for other reasons.

[ … ]

A Fund’s use of derivative instruments involves risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments, and the use of certain derivatives may subject a Fund to the potential for unlimited loss. A description of various risks associated with particular derivative instruments is included in “Investment Objectives and Policies” in the Statement of Additional Information. The following provides a more general discussion of important risk factors relating to all derivative instruments that may be used by the Funds.

Additionally, the Trust notes that many Funds include disclosure in the “Principal Investment Strategies” section of their Fund Summaries about the current use of derivatives, which it believes is helpful to investors and provides further clarity about the purpose of such investments. A representative example of such disclosure (relating to the AllianzGI Micro Cap Fund) states: “Although the Fund did not invest significantly in derivative instruments as of the most recent fiscal year end, it may do so at any time.”

The Trust confirms that it has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., former General Counsel of the Investment Company Institute, specifically with respect to disclosing (1) the types of derivatives in which the Fund may invest, (2) the specific purpose for using such derivatives, and (3) the extent to which such derivatives will be utilized.

In light of existing disclosure relating to the reasons why the Funds may use derivatives and risks associated with each, the Trust respectfully submits that its current disclosure remains appropriate.

6.	*Comment: If derivatives may be taken into account in assessing compliance with a Fund’s 80% test under Rule 35d-1 (in each case, a “Rule 35d-1 Policy”) under the 1940 Act, please describe how derivatives are included or counted for purposes of a Fund’s Rule 35d-1 Policy and describe how they will be valued. Please note that the Staff’s position is that the derivative’s market value should be used to include or count the derivative for purposes of a Fund’s Rule 35d-1 policy.

*Response: For purposes of determining compliance with its Rule 35d-1 Policy, a Fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. Consistent with the purposes of Rule 35d-1, the Trust believes it is appropriate to use a derivative contract’s notional value when notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Fund’s name. For example, a fund with the word “bond” in its name might appropriately use the notional value of a long position in a bond futures contract for purposes of measuring the Fund’s compliance with its Rule 35d-1 Policy. This is because the potential performance impact of holding a long position in a bond futures contract would be viewed as significantly linked to its notional value, substantially more so than to its market value. The Trust notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 Policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 Policies. For example, a fund with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures, would satisfy its Rule 35d-1 Policy notwithstanding that it had no economic exposure to equity investments.

The Trust notes that disclosure in the section titled “Characteristics and Risks of Securities and Investment Techniques–Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure” currently states:

Unless otherwise stated, all market capitalization criteria and percentage limitations on Fund investments listed in this Prospectus will apply at the time of investment. A Fund would not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment. Unless otherwise indicated, references to assets in the percentage limitations on the Funds’ investments refer to total assets. Unless otherwise stated, if a Fund is described as investing in a particular type of security or other instrument, either generally or subject to a minimum investment percentage, the Fund may make such investments either directly or by gaining exposure through indirect means, such as depositary receipts, derivatives (based on either notional or mark-to-market value depending on the instrument and circumstances), placement warrants or other structured products. Such exposure may be achieved through a combination of multiple instruments or through a combination of one or more investment instruments and cash or cash equivalents.

This language remained unchanged in the 485(b) Amendment. The Trust notes that in December 2015 the Commission proposed rule changes relating to this topic that, if adopted as proposed, would affect the Fund’s future approach to segregation.

7.	*Comment: The Staff notes that the Fund Summaries for numerous Funds state that the Fund invests in non-U.S. securities. Please provide a definition of “non-U.S. securities” in the Fund Summary of each Fund that invests in non-U.S. securities.

*Response: The Trust respectfully declines to make the requested change. The Trust notes that “non-U.S. securities” are defined in the section titled “Characteristics and Risks of Securities and Investment Techniques–Non-U.S. Securities,” which currently states:

Non-U.S. securities may include, but are not limited to, securities of companies that are organized and headquartered outside the U.S.; non-U.S. equity securities as designated by commonly-recognized market data services; U.S. dollar- or non-U.S. currency-denominated corporate debt securities of non-U.S. issuers; securities of U.S. issuers traded principally in non-U.S. markets; non-U.S. bank obligations; U.S., dollar- or non-U.S. currency-denominated obligations of non-U.S. governments or their subdivisions, agencies and instrumentalities, international agencies and supranational entities; and securities of other investment companies investing primarily in non-U.S. securities.

This language is unchanged in the 485(b) Amendment. The Trust believes that this language is helpful to investors by providing them with a comprehensive description of what the Funds consider to be non-U.S. securities, and that there is no way to succinctly provide a truncated definition for this term each time it is used throughout the Prospectus.

8.	*Comment: Please review the principal risks listed for each Fund as they relate to the Fund’s principal investment strategies and revise disclosure, to the extent necessary, to ensure that each principal investment strategy has a corresponding principal risk, and vice versa.

*Response: Per its normal process for annually updating its Registration Statement, the Trust has reviewed the principal investment strategies and principal risks of each Fund and has revised disclosure, to the extent necessary, to ensure that each principal investment strategy has a corresponding principal risk, and vice versa.

9.	*Comment: The Staff notes that disclosure for each Fund states: “The principal risks of investing in the Fund, which could adversely affect its net asset value, yield and total return are (in alphabetical after the first [number] risks).” Please revise this disclosure to explain why certain principal risks are listed first, followed by the remainder of principal risks listed in alphabetical order.

*Response: The Trust respectfully submits that the referenced disclosure clearly indicates that each Fund has determined the number and content of the most significant principal risks to which, under normal circumstances, the Fund expects to be subject. The Trust believes that listing those significant principal risks first—and calling out the specific number of principal risks listed prior to the alphabetized remainder—helps investors understand how different Funds may be expected to have different risk profiles, even if they share common principal risks. If each Fund used only an alphabetized list of principal risks, the Trust believes investors would have more difficulty understanding these differences. The Trust believes this method is helpful to investors because it highlights the most significant principal risks of investing in a Fund, and also includes the complete list of principal risks. Therefore, the Trust declines to make the requested change.

10.	*Comment: The Staff notes that several Funds include Focused Investment Risk as a principal risk despite not including corresponding disclosure in their Fund Summaries stating that the Fund may focus its investments on a limited number of issuers, sectors, industries or geographic regions. Please explain why Focused Investment Risk is an appropriate risk for such Funds; or, alternatively, please revise disclosure in the “Principal Investment Strategies” section of the Fund Summary for each Fund that includes Focused Investment Risk as a principal risk to indicate that such Fund may focus its investments on a limited number of issuers, sectors, industries or geographic regions.

*Response: The Trust believes Focused Investment Risk is appropriate for each Fund that includes it as a principal risk because the securities and markets in which each such Fund primarily invests (e.g., markets relating to equity securities and equity-related investments, fixed-income securities and related instruments, and other investments) have in the past and may in the future experience extreme volatility and disruption, such as during the financial crisis of 2008-2009 and its aftermath. A Fund, despite being diversified across individual issuers prior to such a disruption, may as a result become temporarily heavily weighted in, and thus exposed to the risks associated with, a small number of issuers, sectors, industries or geographic regions within its portfolio. Additionally, as disclosed in the “Summary of Principal Risks” section of the Prospectus, Focused Investment Risk is not limited to non-diversified Funds or to diversified Funds investing in a relatively small number of issuers, because natural phenomena such as weather emergencies, natural disasters and climate change (and related international regulation and accords) can materially affect certain geographic regions, issuers and industries, the risks of which, the Trust believes, may adversely impact each Fund, including diversified Funds, which typically have investments in the securities of a relatively large number of issuers.

11.	*Comment: The Staff notes that Turnover Risk is included as a principal risk of each Fund and requests that a statement to the effect that the Fund may engage in frequent trading be included in the “Principal Investment Strategies” section of the Fund Summary of each Fund.

*Response: The Trust notes that Item 3 of Form N-1A requires each Fund to define portfolio turnover, explain its effects on Fund performance, and provide the portfolio turnover rate during the most recent fiscal year. Given that this disclosure is required for all Funds, including Funds that do not engage in frequent trading as a principal investment strategy, the Trust believes that the inclusion of Turnover Risk is appropriate for all Funds, regardless of whether a Fund engages in frequent trading as a principal investment strategy, and respectfully declines to make the requested change.

12.	*Comment: The Staff notes that the Fund Summaries for numerous Funds contain the following disclosure: “Although the Fund did not invest significantly in derivative instruments as of the most recent fiscal year end, it may do so at any time.” Please delete this disclosure since it does not describe a principal investment strategy of the Fund, or otherwise explain supplementally why such disclosure is appropriate and consistent with Form N-1A.

*Response: The Trust has reviewed the referenced disclosure and believes that it adequately describes each Fund’s principal investment strategies, is helpful to investors and compliant with Item 4 of Form N-1A. Each Fund that includes the referenced disclosure has a principal investment strategy permitting the Fund to invest in derivative instruments. For example, for AllianzGI Europe Equity Dividend Fund, the statement immediately preceding the referenced disclosure reads: “In addition to equity securities (such as preferred stocks, convertible securities and warrants), the Fund may utilize foreign currency exchange contracts, options, stock index futures contracts and other derivative instruments.” The Trust believes that the referenced disclosure is helpful to investors and provides further clarity about the Fund’s principal investment strategies and the associated risks. Although the Fund may not currently invest significantly (or at all) in some of the instruments described in the “Principal Investment Strategies” section of the Fund Summary, the Trust believes that investors benefit from disclosure describing investments the Funds may make in executing a principal investment strategy. This is particularly true with respect to investments in derivative instruments, which may involve significant risks even if the Fund is not exposed to such investments on a continuous or regular basis. Thus, the Trust respectfully declines to revise disclosure relating to the applicable Funds in response to this comment.

13.	*Comment: Please confirm supplementally whether any of the Funds currently invest or intend to invest in contingent convertible securities, either as a principal investment strategy or as an additional strategy. If a Fund currently invests in contingent convertible securities, please provide supplementally the amount the Fund currently invests in such securities. To the extent that a Fund invests or intends to invest in contingent convertible securities, please consider adding appropriate disclosure about such investments. The type and location of such disclosure will depend on (i) the extent to which the Fund invests in contingent convertible securities and (ii) the characteristics of the contingent convertible securities in which the Fund will invest. If the Fund invests or intends to invest in contingent convertible securities as a principal investment strategy, please add appropriate disclosure in each applicable Fund’s Item 4 and Item 9 disclosure.

*Response: The Trust confirms that none of the Funds currently invests or intends to invest in contingent convertible capital instruments (sometimes referred to as “CoCos”), which are hybrid capital securities typically issued by banks that absorb losses when the capital of the issuer falls below a certain level.

Additionally, the Trust notes that convertible securities in which the Funds invest may have contingency clauses, such as the occurrence of a pre-specified event that triggers the conversion of a debt security into an equity security. The Trust notes that disclosure describing the Funds’ investments, as applicable, in such convertible securities can be found in the section of the Prospectus titled “Characteristics and Risks of Securities and Techniques—Convertible Securities,” which states: “A convertible security may be called for redemption or conversion by the issuer after a particular date and under certain circumstances (including a specified price) established upon issue. If a convertible security held by a Fund is called for redemption or conversion, the Fund could be required to tender it for redemption, convert it into the underlying common stock or sell it to a third party.”

14.	*Comment: The Staff notes that disclosure in certain Fund Summaries states that the Fund “may” invest in certain instruments. For example, disclosure for AllianzGI Emerging Markets Consumer Fund states: “In addition to common stocks, the Fund may invest in other equity securities (such as preferred stocks, convertible securities and warrants) and equity-related instruments.” Please revise disclosure, as applicable, to clarify how investments a Fund “may” make are a principal investment strategy of the Fund.

*Response: The Trust has reviewed the referenced disclosure and believes that it adequately describes each Fund’s principal investment strategies, is helpful to investors and compliant with Item 4 of Form N-1A. In the example above, the AllianzGI Emerging Markets Consumer Fund has retained and disclosed that it has the flexibility to invest equity securities other than common stocks, but is not compelled to do so. Although the Fund may not currently invest significantly (or at all) in some of the instruments described in the “Principal Investment Strategies” section of its Fund Summary, the Trust believes that investors benefit from disclosure describing investments the Funds may make in executing their principal investment strategies, particularly in light of the degree to which market conditions and investment opportunities change over time. Thus, the Trust respectfully declines to revise disclosure in the Fund Summary in response to this comment.

15.	*Comment: The Staff states that disclosure provided in response to Item 4(a) of Form N-1A should not be identical to the disclosure provided in response to Item 9(b) and points the Trust to the Staff’s June 2014 IM Guidance Update (No. 2014-08) (“2014 Mutual Fund Disclosure Guidance”), which sets forth the Staff’s observations about this issue. Please revise as applicable or otherwise confirm that the disclosure provided for each Fund in response to Item 4(a) is tailored so that it summarizes the disclosure provided for the same Fund in response to Item 9(b).

*Response: The Trust notes that each Fund’s Item 4 disclosure has been tailored to summarize the corresponding information provided in response to Item 9(b) of Form N-1A and is therefore appropriately responsive to the requirements of Item 4(a) and related Commission and Staff guidance, including the 2014 Mutual Fund Disclosure Guidance. The Trust notes that each Fund Summary is not identical to the Item 9(b) disclosure, although much of the language in each Fund Summary conforms to the corresponding Item 9(b) disclosure.

Performance Information

16.	*Comment: Please revise, as applicable, the parenthetical adjacent to the Index included in each Fund’s table to comply with Item 4(b)(2)(iii) of Form N-1A.

*Response: The Trust has reviewed the referenced disclosure and believes that it is compliant with Item 4(b)(2)(iii) of Form N-1A and helpful to investors. The Trust believes that Form N-1A permits the Trust to revise the referenced parenthetical as necessary to accurately describe the returns of a particular index, as demonstrated by the brackets surrounding the phrase “fees, expenses or taxes” in the model table provided in Item 4(b)(2)(iii). Because the annual total returns of certain indices reflect no deduction for fees or expenses, but are presented net of dividend tax withholding, we have revised the parenthetical provided by the Form accordingly. The Trust therefore respectfully declines to make the requested change.

17.	*Comment: The Staff notes that for certain Funds, the information in the table includes references to benchmarks with missing or bracketed information. Please include in the 485(b) Amendment all information that had been omitted from or placed in brackets in the tables in the 485(a) Amendment.

*Response: The Trust confirms that all missing or bracketed information is included in the tables in the 485(b) Amendment.

18.	*Comment: Please revise disclosure in the paragraph preceding the bar chart for any Fund that includes in its bar chart the returns of a share class not subject to a sales load to include a statement that the performance in the bar chart does not reflect the impact of sales loads, and if it did, the performance results would be lower than those shown.

*Response: The Trust respectfully submits that the referenced disclosure as it appears in the 485(a) Amendment is accurate and compliant with Form N-1A. The Trust notes that Instruction 1(a) to Item 4(b)(2) of Form N-1A states: “If a Fund’s shares are sold subject to a sales load or account fees, state that sales loads or account fees are not reflected in the bar chart and that, if these amounts were reflected, returns would be less than those shown.” Consistent with Form N-1A, the Trust has included this required disclosure for each Fund whose bar chart shows the returns of a share class that is subject to a sales load. For example, for AllianzGI Global Water Fund, the disclosure currently states: “The bar chart and the information to its right show performance of the Fund’s Class A shares, but do not reflect the impact of sales charges (loads). If they did, returns would be lower than those shown” (Emphasis in original). Accordingly, if a Fund’s bar chart shows the returns of a share class that is not subject to a sales load, the Trust omits the referenced disclosure, which the Trust believes is consistent with Form N-1A.

19.	*Comment: The Staff notes that disclosure in the paragraph preceding the bar chart for several Funds discusses adjustment of performance based on differences in fees and expenses. Please confirm supplementally that such adjusted performance for all such Funds does not result in higher returns, consistent with the Staff’s position in Quest For Value Dual Purpose Fund, Inc., SEC No-Action Letter (publicly available February 28, 1997) (hereinafter, “Quest for Value”).

*Response: It has been the longstanding practice of funds advised by Allianz Global Investors U.S. LLC (“AllianzGI U.S.”) to adjust the inherited performance of a new share class of an existing fund based on differences in class-specific expenses relative to the oldest prior-existing share class.

The Trust believes that its method of presenting adjusted performance is appropriate because it consistently uses the fees and expenses paid by the newer share class to adjust the older share class performance shown for periods prior to the inception of the newer share class. In cases where a straightforward adjustment is possible, the alternative method, using the fees and expenses of the older share class, would provide a less fair presentation because it would fail to adjust for fees and expenses that will actually be paid or otherwise borne by investors in the newer share class. In many of the instances in which the Trust calculates performance in this manner, the effect of the adjustment is to reflect lower performance (i.e., where the fees and expenses of the newer share class were higher than those of the older share class).

On October 27, 1998, J.B. Kittredge, formerly of this law firm, spoke with Barry Miller, the legal counsel then associated with the Office of Disclosure at the Division of Investment Management, about the presentation of performance data by Allianz Funds, a registrant for which AllianzGI U.S. acts as investment adviser, in its prospectuses for newer share classes with lower expenses than a fund’s older share classes. This conversation resulted from the filing of a post-effective amendment to Allianz Funds’ registration statement. The cover letter of that amendment specifically referred to Allianz Fund’s then-proposed (and now Allianz Funds’ and the Trust’s current) methodology so as to bring it to the attention of the Staff, and also referred to the Staff’s position in the Quest for Value no-action letter. The methodology in question was the same as that used for presenting the performance in the 485(a) Amendment. The Trust understands that during this conversation Mr. Miller indicated that (a) he understood Allianz Funds’ reasons for using its performance methodology, but (b) the Staff would not affirmatively approve of Allianz Funds’ methodology. Mr. Miller also indicated that he understood that Allianz Funds would use such methodology in the absence of further Staff action. Allianz Funds has continued to present its performance using such methodology in its prospectuses and annual and semi-annual reports since October 1998, and the Trust has taken a similar approach since its inception in 2008. Although from time to time the Staff comments upon the methodology, the Staff has reaffirmed its understanding that Allianz Funds and/or the Trust would use such methodology in the absence of further Staff action, although the Staff has not affirmatively approved its use. We are not aware of any aspects of the substantial 2009 revisions to Form N-1A or related public statements by the Commission that provide further insight into the appropriateness of this methodology or specifically disapprove of such an approach.

As noted in the paragraph preceding the referenced bar charts, detailed information may be found regarding the calculation of each Fund’s class-by-class performance, including a discussion of any performance adjustments, under “Additional Performance Information” in the Funds’ Prospectus and SAI.

20.	Comment: The Staff notes that disclosure in the “Performance Information” section of each Fund’s Fund Summary currently states that performance information for a class prior to its inception date may be “adjusted to reflect certain fees and expenses paid by the newer class. These adjustments generally result in estimated performance results for the newer class that are different from the actual results of the predecessor class…” Please revise this language to reflect that any adjustment to performance does not reflect only “certain” fees and that estimated performance results are no higher than historical performance of the predecessor class.

Response: With respect to first part of the Staff’s comment regarding elimination of the word “certain” from the above-referenced language, the requested change has been made.

With respect to the second part of the Staff’s comment regarding estimated performance results being no higher than historical performance of a predecessor class, please refer the Trust’s response to Comment 19 above.

Tax Information

21.	*Comment: Please revise the sentence in the section titled “Tax Information” within each Fund Summary to clarify that an investor who invests through a tax-deferred arrangement may be taxed upon withdrawal from the Fund.

*Response: The Trust respectfully submits that current disclosure is appropriate and compliant with Item 7 of Form N-1A, which requires each Fund to state, as applicable, “that the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income.” The Trust notes that current Item 7 disclosure for each Fund is as follows: “The Fund’s distributions are generally taxable to you as ordinary income or capital gains, unless you are investing through a tax-advantaged arrangement, such as a 401(k) plan or an individual retirement account.” The Trust believes Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff and respectfully declines to make the requested change.

Summary of Principal Risks

22.	*Comment: We note that the section “Overview of Allianz Target Funds” in the prospectus includes the following language: “Each Target Fund may invest without limit in Underlying Funds and may invest a significant percentage of its assets in a small number, or even one, of the Underlying Funds.” Please revise the referenced disclosure to clarify the meaning of “significant” as used in the referenced disclosure.

*Response: With respect to the meaning of the word “significant” in the referenced disclosure, the Trust confirms that it is using the word’s common meaning in this respect, and that the referenced disclosure is intended to convey the point that a considerable, important or large amount of the Fund’s assets may be invested in a small number of Underlying Funds or a single Underlying Fund. The Trust respectfully declines to add a specific percentage defining “significant” here because it believes investors understand the common usage of the term and that its inclusion is helpful to investors and consistent with Form N-1A.

23.	*Comment: The Staff notes that this section’s introductory paragraph includes the following sentence: “Each Fund may be subject to additional risks other than those described below because the types of investments made by each Fund can change over time.” Please remove this sentence. It should not be necessary, given that the Trust would be required to update the Prospectus in the event of a material change in the principal investment strategies and principal risks of any Fund.

*Response: The Trust respectfully declines to make the requested change. The Trust notes that new risks may emerge as a result of unforeseen market, economic, geopolitical, company-specific or other developments. The Trust therefore believes that the sentence referenced by the Staff is both accurate and helpful to investors, as it provides notice that additional risks may emerge in the future even though they are not currently disclosed as principal risks. The Trust notes further that the referenced disclosure refers to only “additional risks” and not additional principal risks, and the Trust believes that putting investors on notice that additional risks other than the stated principal risks may affect the Funds is helpful to investors and compliant with Form N-1A.

24.	*Comment: Please specify which Funds are subject to the risks described under “Additional Risks of Investing in the Funds” or, alternatively, please delete this section.

*Response: The Trust has reviewed the referenced disclosure and notes that information regarding which Funds are newly formed, smaller, or have recently changed their investment strategies can be found elsewhere in the Prospectus. For example, each Fund’s total assets under management as of the most recent fiscal year end can be found in the portions of each Fund’s audited financial statements included in the Prospectus, and each Fund’s inception date can be found in the Average Annual Total Returns table in its Fund Summary, as applicable. The Trust therefore respectfully declines to make the requested change.

Prior Related Performance Information

25.	*Comment: Please confirm supplementally that Allianz Global Investors U.S. LLC (“AllianzGI U.S.”) maintains or has arranged to have maintained the data and other information required by Rule 204-2(a)(16) under the Advisers Act of 1940.

*Response: The Trust confirms that AllianzGI U.S. maintains or has arranged to have maintained the referenced data and information.

26.	*Comment: Please review the disclosure in this section for conformity with the Nicholas-Applegate no-action letter (publicly available Aug. 6, 1996) (the “Nicholas-Applegate Letter”)[1] and make any necessary revisions.

[1]	Nicholas-Applegate Mutual Funds and Nicholas-Applegate Capital Management SEC Staff No-Action Letter (August 6, 1996).

*Response: The Trust has reviewed the referenced disclosure and believes it is consistent the Nicholas-Applegate Letter.

27.	*Comment: Please revise disclosure to indicate that “net of fees” returns are net of all actual fees.

*Response: The Trust has reviewed the Staff’s guidance in the Nicholas-Applegate Letter with respect to “net of fees” disclosure and believes the existing calculation, presentation and description of composite performance is consistent with the Staff’s guidance in that the information is not incomplete, inaccurate, or misleading and does not impede understanding of required information. The Trust notes further that certain of the composites included in this section contain separately managed and other institutional accounts that do not involve the same types of fees and expenses (e.g., custody expenses, sales loads and distribution fees, among others), as do the corresponding Funds, and, instead, involve only an advisory fee paid to AllianzGI U.S. Thus, the Trust respectfully declines to make changes to the “net of fees” performance presentation in response to this comment.

28.	*Comment: With respect to disclosure in the “Principal Investment Strategies” section of each Fund’s Fund Summary, please explain specifically how each Fund invests in a number of countries around the world.

*Response: The Trust notes that each Fund’s Fund Summary and Item 9 disclosure includes a description of its investment process and how it allocates its investments, which the Trust believes is helpful to investors and compliant Form N-1A. The Trust confirms that, because of the Funds’ investment objectives, investment universes and principal investment strategies, the Funds typically will have exposure to a number of countries throughout the world. As of January 21, 2016, the various Funds’ assets were exposed to no fewer than four, and as many as 39, countries throughout the world.

The Trust notes that Rule 35d-1 does not regulate several terms commonly included in fund names, including “global” and “international,” that under previous Staff interpretations of Section 35(d) of the 1940 Act, had entailed certain investment requirements. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with such terms in their names, and the adopting release indicates that such terms do not give rise to an 80% investment requirement. Instead, the adopting release asserts that these terms connote diversification among investments in a number of different countries throughout the world and states the Commission expects that companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name. We note that in June 2012, the Staff provided additional informal guidance to the Investment Company Institute indicating that one possible approach to satisfying the requirements of Section 35(d) for a fund with “global” or “international” in its name would be to “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.”2

[2]	Investment Company Institute Memorandum 26215, SEC Staff Comments on Fund Names (Rule 35d-1) (Jun. 4, 2012) (hereinafter the “ICI Memorandum”) (quoting the Staff).

The Trust notes that the absence, in the adopting release for Rule 35d-1, of a specific, minimum number of countries in which such a fund must invest is consistent with the Commission’s view in the proposing release for Rule 35d-1 that “the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.” In particular, the Trust notes that while the Commission no longer distinguishes the terms “global” and “international,” the Commission has in the past suggested that an investment company with “international” in its name should invest in securities of at least three countries outside the United States and that an investment company with “global” in its name should invest in securities of at least three different countries (which may include the United States).3 Given the variety of countries to which the Funds have exposure, the Trust respectfully submits that each Fund has a portfolio of investments that is tied economically to a number of countries throughout the world and that the Funds’ current disclosure is adequate in this regard.

Management of the Funds

29.	Comment: Please confirm supplementally whether the “manager-of-managers” exemptive order referenced in “Management of the Funds—Adviser/Sub-Adviser Relationship” applies to the series of the Trust. If the exemptive order does not apply to the series of the Trust, please revise disclosure, as applicable, to clarify.

Response: The Trust confirms that the exemptive order only applies to a separate affiliated registrant named Allianz Funds, and not to the Trust. The Trust follows the protocols of the exemptive order in the event the Staff later extends exemptive relief to the Trust. The Trust notes further that the referenced disclosure indicates that the exemptive order does not apply to the Trust and respectfully submits that a change to the current disclosure is unnecessary.

Classes of Shares

30.	Comment: Please revise share class disclosure for any share class with front-end sales charges or contingent deferred sales charges in response to the Staff’s December 2016 IM Guidance Update (No. 2016-06), which discusses disclosure issues with sales load variations. Specifically, please disclose all distributor or intermediary specific scheduled variations in sales loads, if any.

Response: The Trust confirms that there are no current scheduled variations in sales loads. The Trust has reviewed the Staff’s December 2016 IM Guidance Update and submits that it currently intends to include any future scheduled variations, as applicable, in an appendix to the statutory prospectus.

[3]	As stated in the ICI Memorandum, the Staff’s position is that a fund with the word “international” or “global” in its name should invest in at least three different countries, under normal market conditions. The Staff also stated that it did not believe that this approach is compulsory.

31.	Comment: The Staff states that disclosure provided in response to Item 12 of Form N-1A should be defined in the Classes of Shares section of the Prospectus rather than the SAI. Please revise this disclosure as applicable or otherwise confirm that the sales loads disclosure provided in response to Item 12, other than information required by Item 17(d) and Item 23(b) of Form N-1A, is included in the Prospectus.

Response: The Trust respectfully submits that its current prospectus disclosure in response to Item 12 of Form N-1A is presented in a reader-friendly and Form-compliant manner. The Trust notes that Item 12 requires the Trust to disclose all sales loads applicable to the purchase of Fund shares, to briefly describe arrangements related to breakpoints or elimination of sales loads and to describe valuation methods and shareholder information necessary to determine breakpoint eligibility. Moreover, Item 12 states that, if applicable, “additional information concerning sales load breakpoints” may be disclosed in the Trust’s SAI.

The Trust has reviewed the referenced prospectus disclosure and compared it against the related disclosure included in the Trust’s SAI. The Trust notes that the SAI includes more detailed descriptions regarding the reduction or elimination of sales charges applicable to certain share classes of each Fund. However, the Trust believes that the prospectus subsection entitled “Classes of Shares – Initial Sales Charges” provides a succinct yet comprehensive overview of the sales loads applicable to the purchase of Fund shares and the arrangements and valuation methods related to such breakpoints and sales loads. Because the Trust believes the referenced prospectus disclosure is accurate, helpful to investors and compliant with Form N-1A, it therefore respectfully declines to make any additional changes in response to this comment.

32.	Comment: The Staff notes that disclosure in the “Classes of Shares – Class A shares” sub-section of the Prospectus currently states “you may be eligible for a reduction or a complete waiver of the initial sales charge under a number of circumstances.” Please revise this language to say what circumstances will result in a waiver of sales charges without referencing the SAI.

Response: Please see the response to Comment 31 above. More specifically, the Trust believes that the prospectus subsection “Classes of Shares – Initial Sales Charges – Class A shares” provides a comprehensive overview of the sales loads applicable to the purchase of Class A shares, the arrangements related to breakpoints or elimination of sales loads for Class A shares and the valuation methods and shareholder information necessary to determine breakpoint eligibility for Class A shares, and therefore the Trust respectfully declines to make any further changes in response to this comment.

33.	Comment: The Staff notes that disclosure in the “Classes of Shares – Class T shares” sub-section of the Prospectus states that “the initial sales charge varies depending on the size of your purchase.” Please disclose the applicable breakpoints in the Prospectus.

Response: The Trust respectfully submits that current disclosure in the 485(a) Amendment fully addresses this comment. Disclosure in the Prospectus sub-section titled “Classes of Shares – Initial Sales Charges – Class T Shares” includes all sales charge breakpoints for Class T shares. Such disclosure will remain in the Prospectus in the 485(b) Amendment.

34.	Comment: The Staff notes that disclosure in the “Classes of Shares – Initial Sales Charges – Class A shares” sub-section of the Prospectus refers investors to the Funds’ Web site for additional information regarding sales charges. Please revise this language to add specificity as to what information is provided online and whether there are any hyperlinks straight to that information.

Response: The Trust notes that Item 12 of Form N-1A requires the Trust to “state whether the Fund makes available free of charge, on or through the Fund’s Web site at a specified Internet address, and in a clear and prominent format, the information required by paragraphs (a)(1) through (a)(4)… including whether the Web site includes hyper links that facilitate access to the information.” The Trust respectfully submits that the information as it currently appears in the in the “Classes of Shares – Initial Sales Charges – Class A shares” sub-section of the Prospectus is presented clearly, is helpful to investors and is compliant with Item 12 of Form N-1A. However, the Trust will consider including a more specific hyperlink in response to this comment in connection with the next update to the Trust’s registration statement.

AllianzGI Global Emerging Markets Debt Fund and AllianzGI Global Fundamental Strategy Fund (for purposes of the following Comment and Response, each a “Fund” and together, the “Funds”)

35.	Comment: Please explain supplementally the basis for considering a custom blended index an appropriate broad-based market index under Item 4(b)(2)(iii) of Form N-1A.

Response: The Trust believes that each blended primary benchmark index is more reflective of the market for the principal investments of each Fund than a non-blended index. Each custom blended index is comprised of well-known, widely published, industry-standard benchmarks that provide a basis for evaluating fund performance relative to the market.

The Trust is not aware of any authoritative guidance from the SEC or Staff indicating that a custom blended index cannot represent an “appropriate broad-based securities market index” as that term is used in Form N-1A. The Trust notes that Form N-1A defines an “appropriate broad-based securities market index” as one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.

SEC Release No. IC-23064 states that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.” SEC Release No. IC-19382 further states that a “broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate” and that an “index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.” The Trust respectfully notes that the Funds’ blended benchmark indices each reflect the markets in which the applicable Fund principally invests, and is not “composed of securities of firms in a particular industry or group of related industries.”

The Trust believes that the blended primary benchmark indices comply with the requirements of Form N-1A and the SEC guidance cited above. As the Staff is aware, funds are increasingly using diverse investment strategies which at times have multiple distinct components and asset classes (e.g., a mix of equity securities, fixed-income securities and alternative strategies) with various weightings. As a result, it is often the case that the performance of a fund’s strategy may have a higher degree of correlation with a blended index than a more commonly used broad-based index such as the S&P 500 Index. In this regard, the Trust believes that a blended primary benchmark index, consisting of component indexes that are intended to represent similar risk attributes as each distinct portion of the Fund’s holdings, may provide investors with a more useful basis for evaluating the applicable Fund’s performance and risks relative to the markets in which the Fund invests, consistent with the SEC’s stated purpose of including return information for a broad-based securities market index.

AllianzGI Europe Equity Dividend Fund (for purposes of the following Comment and Response, the “Fund”)

36.	Comment: The Staff notes that the Fund’s Rule 35d-1 Policy currently has two 80% tests: one for investments in equity securities and one for securities of European issuers. Given the policy states that the Fund will invest 80% of its net assets in equity securities of European issuers, please clarify the amount of fixed income securities the fund will be investing in. Additionally, please explain supplementally your legal basis for not including a policy to invest in securities paying above average dividends as part of an 80% test.

Response: The Trust has adopted two Rule 35d-1 Policies for the Fund; one relating to the word “Europe” in its name, and the other relating to the word “Equity” in its name, each consistent with the Rule 35d-1 and other applicable Commission guidance. The Trust is unaware of any specific rule or other Commission guidance limiting a fund to a single Rule 35d-1 Policy or requiring a combined Rule 35d-1 Policy for funds with names substantially similar to the Fund’s name. The Trust is unaware of any specific rule or other Commission guidance limiting a fund to a single Rule 35d-1 Policy or requiring a combined Rule 35d-1 Policy for funds with names substantially similar to the Fund’s name.

With respect to the word “Dividend” in the Fund’s name, the Trust believes that it does not suggest an investment emphasis in a particular type of investment, industry or group of industries, but rather that it reflects the investment strategy and philosophy that the Fund’s portfolio managers use in seeking to achieve the Fund’s investment objective, as communicated through the referenced and other disclosure. The Trust therefore respectfully declines to adopt an additional Rule 35d-1 Policy for the Fund with respect to the term “dividend”, as it believes the Fund’s name complies with Rule 35d-1(a)(2).

AllianzGI High Yield Bond Fund (for purposes of the following Comment and Response, the “Fund”)

37.	Comment: The Staff notes that disclosure in the “Performance Information” section of the Fund’s Fund Summary currently states, “As of April 2, 2012, the Fund’s maximum sales charge (load) for purchases of Class A shares was reduced from 5.50% to 3.75%, and performance of the Fund’s Class A shares in the Average Annual Total Returns table reflects the impact of the 3.75% sales charge.” Please revise the above-referenced language to clarify if the maximum sales charge (load) represents the period since April 2, 2012, or some other period, and explain supplementally why the sales charges are identified in the Fund Summary for this Fund and not other Funds with sales charges.

Response: The Trust respectfully declines to make the requested change. The Fund’s Average Annual Total Returns table reflects both the original sales charge load and current sales charge load, depending on the time period reported. The Trust believes the current disclosure accurately describes the decrease in sales charge effective as of April 2, 2012, and should be retained in order to accurately explain the information provided in the Average Annual Total Returns table. The Trust notes that no other Funds were subject to a similar decrease in sales charge, which is why similar disclosure is not included in the Fund Summary for other Funds with sales charges.

AllianzGI Global Sustainability Fund (for purposes of the following Comment and Response, the “Fund”)

38.	*Comment: The Staff notes that, pursuant to Rule 35d-1(a)(2), a Fund that uses the word “Sustainability” in its name must adopt and disclose a policy to invest at least 80% of its net assets in investments issued by companies that promote sustainability. Companies that promote sustainability could include those that are primarily engaged in activities that produce renewable resources or do not deplete existing resources.

*Response: The Trust notes that Rule 35d-1(a)(2) requires a fund to adopt a Rule 35d-1 Policy if the fund’s name suggests an investment emphasis in a particular type of investment or investments, or industry or group of industries. In the companion release to the adopting release to Rule 35d-1, titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” the Staff distinguished terms that suggest “an investment objective or strategy, rather than a type of investment,” and noted that such terms do not require adoption of a Rule 35d-1 Policy.4 The Trust notes further that disclosure in the “Principal Investment Strategies” section of the Fund’s Fund Summary states that the Fund seeks to achieve its investment objective by “creating a portfolio of global equities with a focus on companies that the portfolio managers believe exhibit strong records with respect to environmental, social, and corporate governance (‘ESG’) factors.” Additionally, disclosure in the same section states: “The portfolio managers intend to diversify the Fund’s investments across geographic regions and economic sectors…[t]he portfolio managers believe that there are long-term benefits in an investment philosophy that attaches material weight to certain issues not captured by traditional investment analysis, such as the environment, workplace relations, human rights, community relations, product safety and impact, and corporate governance and business ethics. The portfolio managers also believe that investing in companies with strong records for managing ESG risks can generate long-term competitive financial returns and positive societal impact and that companies that do not exhibit strong records with respect to ESG factors may be at a greater long-term risk of negative economic consequences.” The Trust believes the referenced disclosure clearly indicates that the Fund does not focus its investments in any particular type of investment, industry or group of industries, but rather applies its “ESG” factors as part of its evaluation of available investment opportunities across multiple investments and industries.

With respect to the word “Sustainability” in the Fund’s name, the Trust believes that it does not suggest an investment emphasis in a particular type of investment, industry or group of industries, but rather that it reflects the investment strategy and philosophy that the Fund’s portfolio managers use in seeking to achieve the Fund’s investment objective, as communicated through the referenced and other disclosure. The Trust therefore respectfully declines to adopt a Rule 35d-1 Policy for the Fund, as it believes the Fund’s name complies with Rule 35d-1(a)(2).

Statement of Additional Information

Fundamental Investment Restrictions

39.	Comment: With respect to the concentration policy for each of AllianzGI Retirement 2020 Fund, AllianzGI Retirement 2025 Fund, AllianzGI Retirement 2030 Fund, AllianzGI Retirement 2035 Fund, AllianzGI Retirement 2040 Fund, AllianzGI Retirement 2045 Fund, AllianzGI Retirement 2050 Fund, AllianzGI Retirement 2055 Fund, AllianzGI Retirement Income Fund, AllianzGI Global Allocation Fund and AllianzGI Global Dynamic Allocation Fund, please include narrative disclosure stating that the Fund will consider the concentration of affiliated and unaffiliated investment companies when determining compliance with their own concentration policies.

[4]	See Question #9 in Frequently Asked Questions about Rule 35d-1 (Investment Company Names), available at: https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (“[T]he term ‘growth and income’ does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income”).

Response: The Trust respectfully submits that its current concentration policy and related disclosure are consistent with Section 8(b)(1) of the 1940 Act and the rules and other Commission guidance thereunder. Section 8(b)(1) requires a fund to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a “concentration policy”). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments. Furthermore, this disclosure has been in the SAI since the inception of these Funds in substantially the same form. Therefore, the Trust respectfully declines to make the requested change at this time.

40.	Comment: The Staff notes that the concentration policies for each of AllianzGI Global Water Fund and AllianzGI Emerging Markets Consumer Fund state that the industry concentration policy of such Fund does not preclude it from focusing investments in issuers in a group of related industrial sectors. Please explain what this statement means and how it complies with the Staff’s position on industry concentration in an industry or group of related industries.

Response: The Trust respectfully submits that the Funds’ current concentration policy and related disclosure are consistent with Section 8(b)(1) of the 1940 Act and the rules and other Commission guidance thereunder. Neither the 1940 Act nor Form N-1A specifies how to define an “industry” for purposes of a fund’s concentration policy under Section 8(b)(1). Former Guide 19 to Form N-1A, which was repealed in 1998, provided that a fund may select its own industry classification; however, such classification must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different. In the SEC No-Action Letters issued to Morgan Stanley Securities Trust and BlackRock Multi-Sector Income Trust, each dated July 8, 2013, the Commission stated that Section 8(b)(1) allows funds “some discretion” to implement a concentration policy and states that “a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.”5

The Trust believes that if it were to treat “a group of related industrial sectors” as a single industry or group of industries, such grouping would be overly broad and would encompass companies with materially different economic characteristics. The Trust believes that its disclosed position that each Fund’s industry concentration policy does not preclude it from focusing investments in issuers in a group of related industrial sectors is therefore reasonable and appropriate.

[5]	Quoted language can be found in each of Morgan Stanley Securities Trust SEC No-Action Letter (Jul. 8, 2013); and BlackRock Multi-Sector Income Trust SEC No-Action Letter (Jul. 8, 2013).

41.	Comment: The Staff notes that the concentration policy for AllianzGI Emerging Markets Consumer Fund states that the Fund “may not concentrate its investments in a particular “industry,” as that term is used in the 1940 Act, as interpreted or modified, except as otherwise permitted by regulatory authority having jurisdiction from time to time, except that the Fund may concentrate its investments in securities of issuers in any one industry if the components of the Fund’s primary benchmark index…” Please revise this disclosure to replace “may concentrate” with “will concentrate,” Section 8 of the 1940 Act does not allow freedom to concentrate.

Response: The Trust respectfully submits that its current concentration policy and related disclosure are consistent with Section 8(b)(1) of the 1940 Act and the rules and other Commission guidance thereunder. Section 8(b)(1) requires a fund to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a “concentration policy”). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments. Therefore the Trust respectfully declines to make the requested change at this time.

42.	Comment: Under “Management of the Trust—Sub-Advisory Agreement,” please revise the disclosure regarding advisory and sub-advisory fees so that it fully complies with Item 19(a)(3) of Form N-1A, which requires, among other things, disclosure of the method of calculating advisory fees payable by the Funds and the total dollar amount paid by the Funds to each adviser for the last three fiscal years.

Response: The Trust respectfully submits that the existing disclosure adequately describes the Funds’ portfolio management arrangements in a manner that is compliant with Form N-1A. Much as in the case of a typical multi-manager structure, the Trust, on behalf of certain Funds, has engaged to pay these Funds’ primary adviser a management fee. In turn, those Funds’ primary adviser enters into contracts with sub-advisers and pays management fees to those sub-advisers. Language explaining this arrangement with respect to NFJ Investment Group LLC (the Sub-Adviser for four series of the Trust) is included in the section titled “Management of the Trust—Sub-Advisory Agreement”. The SAI includes, for the three most recently completed fiscal years, the dollar amounts paid in fees to the Funds’ primary adviser (under “Management of the Trust—Investment Manager”) and to the Sub-Adviser (under “Management of the Trust—Sub-Advisory Agreement”). The relevant sections also include disclosure clarifying the method of calculating advisory fees and sub-advisory fees, which are paid monthly and are based on a percentage of average daily net assets.

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Please do not hesitate to call me (at 415-315-2344) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Justin Hebenstreit
Justin Hebenstreit, Esq.

cc:	Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Angela C. Jaimes, Esq.